FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

HAMMITT, Inc.

California	263217060
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Hammitt, Inc

2101 Pacific Coast Hwy

Hermosa Beach, CA 90254
 (Full mailing address of principal executive offices)

(310) 292-5200

(Issuer’s telephone number, including area code)

Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

HAMMITT, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

Six Months Ended June 30, 2021

HAMMITT, INC.
BALANCE SHEETS (Unaudited)
June 30, 2021 and December 31, 2020	6/30/2021	12/31/2020
ASSETS
Current Assets:

Cash	$544,710	$470,559
Accounts receivable, net	1,428,446	1,538,242
Inventories, net	4,143,325	2,499,496
Current portion of deferred advertising costs	538,334	538,334
Prepaid expenses and other current assets	676,264	69,671
Stockholder interest receivable	5,869	5,869

Total current assets	7,336,948	5,122,171

Property and Equipment, net	316,230	208,977

Other Assets:
Intangible assets, net	377,682	341,549
Operating lease assets, net	108,680	-
Deferred tax asset	1,562,282	1,128,642
Deferred advertising costs, less current portion	232,181	93,953
Deposits	66,547	58,230
Stockholder note receivable	131,713	131,713

Total other assets	2,479,085	1,754,087

Total assets	$10,132,263	$7,085,235

No assurance is provided on these financial statements.

HAMMITT, INC.
BALANCE SHEETS (Unaudited) (Continued)
June 30, 2021 and December 31, 2020	6/30/2021	12/31/2020
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
Accounts payable	$5,233,603	$3,484,040
Accrued expenses	300,415	202,181
Accrued interest	14,276	14,276
Income tax payable	800	1,600
Short-term note payable	500,000	500,000
Line of credit	3,265,922	2,166,031
Current portion of operating lease liability	70,399	-

Total current liabilities	9,385,415	6,368,128

Operating Lease Liability, net of current portion	38,912	-

Long-term Obligation	-	1,500,000

Stockholders Notes Payable	618,410	871,200

Total liabilities	10,042,737	8,739,328

Stockholders' Equity (Deficit):
Common stock, Class A, no par value, 19,500,000 shares authorized, 1,052,198 shares issued and outstanding	4,091	40,909
Common stock, Class B, no par value, 1,100,000 shares authorized, 1,052,198 shares issued and outstanding	4,091	4,091
Common stock, Class C, no par value, 1,100,000 shares authorized, 9,469,783 shares issued and outstanding	36,818	-
Preferred stock, Class A, no par value, 2,660,650 shares authorized, 2,660,650 shares issued and outstanding	1,971,000	1,971,000
Preferred stock, Class B, no par value, 2,660,650 shares authorized, 1,172,471 shares issued and outstanding	1,550,000	-
Additional paid-in capital	229,720	197,774
Accumulated deficit	(3,706,194)	(3,867,867)

Total stockholders' equity (deficit)	89,526	(1,654,093)

Total liabilities and stockholders' equity (deficit)	$10,132,263	$7,085,235

No assurance is provided on these financial statements.

HAMMITT, INC.
STATEMENTS OF OPERATIONS (Unaudited)
Six Months Ended June 30, 2021 and 2020	2021	2020
Revenue	$11,426,532	$7,453,663

Cost of Goods Sold	3,907,311	2,962,777

Gross Profit	7,519,221	4,490,886

Operating Expenses:
Selling	5,898,156	3,715,601
General and administrative	1,135,470	704,531

Total operating expenses	7,033,626	4,420,132

Operating income	485,595	70,754

Other Expense:
Interest expense	(254,634)	(162,975)

Income (Loss) before Income Taxes	230,961	(92,221)

Income Tax Expense	(69,288)	-

Net Income (Loss)	$161,673	$(92,221)

Net loss per share - basic and diluted:
Basic	$0.01	$(0.06)
Diluted	0.01	(0.06)

Weighted average shares outstanding:
Basic	15,342,523
Diluted	18,024,667

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

No assurance is provided on these financial statements.

HAMMITT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (Unaudited)
Six Months Ended June 30, 2021, December 31, 2020 and June 30, 2020

	Common Stock						Preferred Stock
	Class A		Class B		Class C		Class A		Class B		Additional
	Number of		Number of		Number of		Number of		Number of		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2019	10,521,981	$40,909	1,052,198	$4,091	-	$-	2,660,650	$1,971,000	-	$-	$139,645	$(2,949,340)	$(793,695)

Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	30,025	-	30,025

Net loss	-	-	-	-	-	-	-	-	-	-	-	(92,221)	(92,221)

Balance at June 30, 2020	10,521,981	$40,909	1,052,198	$4,091	-	$-	2,660,650	$1,971,000	-	$-	$169,670	$(3,041,561)	$(855,891)

Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	28,104	-	28,104

Net loss	-	-	-	-	-	-	-	-	-	-	-	(826,306)	(826,306)

Balance at December 31, 2020	10,521,981	$40,909	1,052,198	$4,091	-	$-	2,660,650	$1,971,000	-	$-	$197,774	$(3,867,867)	$(1,654,093)

Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	31,946	-	31,946

Issuance of Class B preferred stock	-	-	-	-	-	-	-	-	37,822	50,000	-	-	50,000

Conversion of long-term obligation
to preferred stock	-	-	-	-	-	-	-	-	1,134,649	1,500,000	-	-	1,500,000

Conversion of Class A common
stock to Class C common stock	(9,469,783)	(36,818)	-	-	9,469,783	36,818	-	-	-	-	-	-	-

Net income	-	-	-	-	-	-	-	-	-	-	-	161,673	161,673

Balance at June 30, 2021	1,052,198	$4,091	1,052,198	$4,091	9,469,783	$36,818	2,660,650	$1,971,000	1,172,471	$1,550,000	$229,720	$(3,706,194)	$89,526

No assurance is provided on these financial statements.

HAMMITT, INC.
STATEMENTS OF CASH FLOWS (Unaudited)
Six Months Ended June 30, 2021 and 2020	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$161,673	$(92,221)
Adjustments to reconcile net income (loss) to net cash
used by operating activities:
Depreciation expense	56,527	13,922
Stock-based compensation - options	31,946	30,025
Interest expense attributable to amortization of warrants	1,224	1,395
Deferred tax benefit	(435,240)	(5,080)
Change in operating assets and liabilities:
Accounts receivable	109,796	(315,351)
Inventories, net	(1,643,829)	(81,370)
Prepaid expenses and other current assets	(606,593)	(1,078)
Deposits	(8,317)	(2,900)
Deferred advertising costs	(138,228)	(222,755)
Accounts payable	1,749,563	1,173,426
Accrued expenses	98,234	(26,657)
Operating lease liability	(26,539)	-
Income tax payable	800	-

Total adjustments	(810,656)	755,679

Net cash provided (used) by operating activities	(648,983)	663,458

Cash Flows from Investing Activities:
Purchase of intangible assets	(36,133)	(77,956)
Purchase of property and equipment	(136,610)	(33,432)

Net cash used by investing activities	(172,743)	(111,388)

Cash Flows from Financing Activities:
Net change in line of credit	1,099,891	(309,866)
Payments on stockholders note payable	(254,014)	-
Proceeds from issuance of preferred stock	50,000	-

Net cash provided (used) by financing activities	895,877	(309,866)

Net Change in Cash	74,151	242,204

Cash at Beginning of Period	470,559	329,099

Cash at End of Period	$544,710	$571,303

No assurance is provided on these financial statements.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Hammitt, Inc. (the Company) is presented to assist in the understanding of the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Business Organization and Purpose

Hammitt, Inc. was organized in the state of California on August 12, 2008. The Company designs, markets and sells luxury handbags and accessories. The Company’s products are sold through traditional retail sales channels and online direct to consumer.

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts annually. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Trade accounts receivable is presented net of an allowance for doubtful accounts of $6,577 at June 30 2021 and $42,971 at December 31, 2020.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in first-out method. The Company reviews inventory for indicators of impairment and records an allowance as deemed necessary. The Company has recorded a reserve for obsolete and slow moving inventories of $25,000 at June 30, 2021 and December 31, 2020.

Prepaid Expenses

The Company has made payments for trade shows and other consumables that will be received, consumed or used in a future period.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 years
Furniture and fixtures	7 to 10 years
Equipment	3 to 10 years
Vehicles	5 years

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

Expenditures for maintenance and repairs are expensed when incurred, and betterments which extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are recorded in other income.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract (purchase orders) with customers are satisfied; generally, this occurs with the transfer of control of our products. Revenue is measured as the amount of consideration we expect to receive in exchange for the transferring of goods. The Company records amounts billed to customers related to shipping and handling as revenue. Shipping and handling costs are recognized in cost of sales. The Company recognizes revenue as of a point in time when the products have been shipped or at point-of-sale at physical store locations.

The Company has adopted the Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Topic 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. The Company adopted Topic 606 using the modified retrospective transition method only with respect to contracts not completed at the date of adoption. We have developed the additional expanded disclosures required; however, the adoption of Topic 606 did not have a material effect on the Balance Sheets, Statements of Operations, or Cash Flows.

Employee Retention Credit

Beginning in 20201, the Company received employee retention credits against certain qualified wages under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. There is currently no definitive US GAAP guidance for for-profit business entities to account for such credits. As such, the Company is accounting for the credits under International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance. Under IAS 20, the Company has recorded these credits as a reduction of the payroll expenses associated with the credits. Total amounts credited against payroll expenses totaled $502,929 for the six months ended June 30, 2021.

Adoption of New Accounting Standard

The Company adopted ASU No, 2016-02 Leases (Topic 842), as of January 1, 2020, using the modified retrospective approach. The modified retrospective approach provides a method for recording existing leases at the application date. In addition, the Company elected the available practical expedients permitted under the transaction guidance within the new standard. During the year ended December 31, 2020, no significant leases existed. During the six months ended June 30, 2021, the Company entered into additional leases and accounted for those leases under Topic 842.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax basis of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which those differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in other income in the statements of operations.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to selection for income tax examinations for years prior to 2018.

Stock-based Compensation

The Company issues equity-settled, stock-based payments to certain employees. Equity-settled, stock-based payments are measured at the fair value of the equity instruments at the date of grant. Stock-based awards are expensed on a straight-line basis over the vesting period, based on estimates of the number of instruments expected to vest.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by generally accepted accounting principles, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets to which the Company has access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability. Unobservable inputs should be used to measure fair value to the extent that observable inputs are not available.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

The primary uses of fair value measures in the Company’s financial statements relate to stock-based compensation. Stock-based compensation is valued using Level 3 fair value inputs.

NOTE 3 – INVENTORIES

Inventories consist of the following at June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Finished goods	$3,949,490	$2,242,283
Raw materials	218,835	282,213
Allowance for obsolete inventory	(25,000)	(25,000)

Total inventories, net	$4,143,325	$2,499,496

NOTE 4 – DEFERRED ADVERTISING COSTS

The Company expenses advertising costs as incurred, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefits.

Direct response advertising consists primarily of social media advertisements and direct mail that promote the Company’s products. The capitalized costs of the advertising are amortized based on the timing of sales made in response to the advertising.

At June 30, 2021, capitalized direct-response advertising costs of $770,515 were included in the accompanying balance sheet. During the six months ended June 30, 2021, the Company incurred advertising costs of $3,341,908, which consists of amortization of direct response advertising in the amount of $3,333,018.

At December 31, 2020, capitalized direct-response advertising costs of $632,287 were included in the accompanying balance sheets. During the year ended December 31, 2020, the Company incurred advertising costs of $4,764,495, which consists of amortization of direct response advertising in the amount of $3,378,978. During the six months ended June 30, 2020, the Company incurred advertising costs of $3,322,048, which consists of amortization of direct response advertising in the amount of $770,515.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Shipping supplies	$323,328	$46,846
Fundraising	245,822	-
Inventory	47,002	4,139
Advertising	9,473	17,973
Software licenses	46,764	-
Other	3,875	713

Total prepaid expenses and other current assets	$676,264	$69,671

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Leasehold improvements	$255,251	$141,942
Furniture and fixtures	277,623	256,137
Equipment	101,659	72,673
Vehicles	-	32,500
Less accumulated depreciation	(318,303)	(294,275)

Total property and equipment, net	$316,230	$208,977

Depreciation expense totals $56,527 for the six months ended June 30, 2021 and $118,322 for the year ended December 31, 2020.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

NOTE 7 – INTANGIBLE ASSETS

The Company’s intangible assets consist of certain capitalized costs associated with software and trademarks. The gross carrying amount and associated accumulated amortization of intangible assets is as follows at June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Trademarks	$69,554	$69,554
Website upgrades	55,770	55,770
Software upgrades	300,288	264,155

	425,612	389,479
Accumulated amortization	(47,930)	(47,930)

Intangible assets, net	$377,682	$341,549

The website upgrades and software upgrades are being amortized over their estimated economic life of 3 years. The trademarks have an infinite life and are not being amortized.

Amortization expense totaled $0 for each of the six months ended June 30, 2021 and 2020. Estimated amortization for future years is as follows:

June 30,
2022	$106,642
2023	114,221
2024	87,265

NOTE 8 – ACCRUED EXPENSES

Accrued expenses consist of the following at June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Payroll liabilities	$138,741	$138,741
Professional fees	54,376	54,376
Sales tax	63,792	8,595
Other	43,506	469

	$300,415	$202,181

NOTE 9 – LINE OF CREDIT

The Company maintains a $4,000,000 line of credit with a financial institution with an interest rate of 10.8%. Advances on the line of credit can be made up to 85% of eligible accounts receivable and 70% of eligible finished goods inventory. The carrying amount of accounts receivable that served as collateral totaled $1,538,242 and $658,656 at June 30, 2021 and December 31, 2020, respectively. The carrying amount of finished goods inventory that served as collateral totaled $2,499,496 at both June 30, 2021 and December 31, 2020. The line of credit requires monthly payments of accrued interest and a lump sum payment of principal and interest at maturity. The line of credit matures November 20, 2023. The Company had an outstanding balance on the line of credit of $3,265,922 and $2,166,031 at June 30, 2021 and December 31, 2020, respectively.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

NOTE 10 – SHORT-TERM NOTE PAYABLE

In March 2020, the Company entered into a $500,000 note payable with a vendor. The note bears interest at 10% and is not collateralized. Equal monthly principal and interest payments began in January 2021. The note matures in December 2021.

NOTE 11 – LONG-TERM OBLIGATIONS

In January 2020, the Company entered into an agreement with a vendor converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the Company and the vendor. The note bears interest at 10% and is not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was subsequently converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2020.

NOTE 12 – LEASES

The Company leases buildings. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the term of the lease. The Company accounts for lease components separately from the non-lease components.

Operating lease expense under Topic 842 for the six months ended June 30, 2021 totaled $55,548 and is classified in general and administrative expenses. Lease expense under Topic 840 for the six months ended June 30, 2020 totaled $60,000 and is classified in general and administrative expenses.

Operating lease weighted-average remaining lease term is 1.5 years at June 30, 2021. Operating lease weighted-average discount rate is 11% at June 30, 2021.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

Operating lease future minimum lease payments with their present values as of June 30, 2021, are summarized as follows:

June 30,
2022	$78,975
2023	40,170

Total future minimum lease payments	119,145
Less amounts representing interest	(9,834)

Present value of minimum lease payments	109,311

Current portion	(70,399)

$38,912

NOTE 13 – INCOME TAXES

Income tax (expense) benefit for the six months ended June 30, 2021 and 2020, consist of the following:

	2021	2020
Current:
Federal	$-	$-
State	-	-

Total current	$-	$-

Deferred:
Federal	$(69,288)	$-
State	-	-

Total deferred	(69,288)	-

Total income tax benefit	$(69,288)	$-

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

Deferred tax assets consist of the following at June 30, 2021 and December 31, 2020:

	2021	2020
Net operating loss carryforward	$1,190,908	$1,190,908
Allowance for bad debts	12,025	12,025
Inventory reserve	6,996	6,996
Deferred advertising costs	(126,937)	(176,937)
Charitable donation	26,887	26,887
Depreciation and amortization	452,403	68,763

Total	$1,562,282	$1,128,642

NOTE 14 – EQUITY

The equity of the Company is comprised of classes of equity divided into Class A Common Stock, Class B Common Stock and Class A Preferred Stock.

Common Stock

Common Stock has Class A Common Stock and Class B Common Stock. Except as otherwise required by law, the Class A Common Stock, Class B Common Stock and Class C Common Stock have identical rights, powers and preferences, including rights to dividends and in liquidation. Class A Common Stock have the right to one vote per share whereas Class B Common Stock does not have any voting rights. Class C Common Stock have the right to three votes per share and are not assignable or transferable without first converting into Class A Common Stock, except by will or by the laws of descent and distribution. Each share of Class C Common Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of Class A Common Stock.

Preferred Stock

Class A Preferred Stock is convertible, at the option of the holder, at any time without payment of additional consideration into the number of shares of Class A Common Stock as determined by the original issue price by the Class A conversion price in effect at the time of conversion, adjusted for the effects of any dilution. The Class A Conversion Price is equal to $0.7921. The Class B Conversion Price is equal to $1.322. Conversion Prices and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock is subject to adjustment. Preferred stockholders are entitled to the number of votes and dividends equal to the number of common shares into which the preferred stock is convertible. Preferred stock does not carry an annual dividend obligation. Preferred stock has preference over common stock in the case of liquidation.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

NOTE 15 – STOCK-BASED COMPENSATION

Stock Option Grants

The Company’s Board of Directors has approved stock option grants to key employees to acquire the Company’s common stock. The awards vest over a 3-year period and have a grant date contractual life of 10 years. Compensation cost is recognized on a straight-line basis over the vesting period. The following represents stock option activity during the six months ended June 30, 2021, December 31, 2020 and June 30, 2020:

			Weighted	Weighted
		Weighted	Average	Average
	Number of	Average	Grant Date	Remaining
	Stock	Exercise	Fair	Contractual
	Options	Price	Value	Term
Outstanding - December 31, 2019	1,385,576	0.51	0.13	8.56

Outstanding - June 30, 2020	1,385,576	0.51	0.13	8.06

Granted	500,000	1.32	0.23	9.92

Outstanding - December 31, 2020	1,885,576	0.73	0.16	8.18

Granted	500,000	1.32	0.23	9.51

Outstanding - June 30, 2021	2,385,576	$0.85	$0.17	8.07

June 30, 2021
Options vested and exercisable	1,385,576	$0.51	$0.13	7.06
Options expected to vest	1,000,000	1.32	0.23	9.47

The fair market value of stock options is estimated using the Black-Scholes valuation model, and the Company uses the following methods to determine its underlying assumption: expected volatilities are based on the historical volatilities of similar publicly-held companies; the expected term of options granted is based on the estimated time options will be outstanding; and the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent period if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.

At June 30, 2021 and December 31, 2020, all of the Company’s outstanding stock options are to employees with service conditions.

During the six months ended June 30, 2021 and 2020, the Company recognized stock-based compensation cost of $31,946 and $30,025, for employees with service conditions. Compensation cost for awards expected to vest in future years for employees with service conditions totals $38,014, $75,408 and $71,898 for the period from July 1, 2021 through December 31, 2021 and years ended 2022, and 2023, respectively. The weighted-average remaining vesting period for these awards approximates 2.46 years.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

Management has utilized the Black-Scholes pricing model to calculate stock options granted to employees during the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020 and 2019. The inputs into the model are as follows:

	2021	2020	2019
Expected volatility	53.36%	53.36%	35.59%
Expected life	6.5 years	6.5 years	6.5 years
Risk free rate	0.64%	0.61%	2.81%
Expected dividend rate	N/A	N/A	N/A

NOTE 16 – CONCENTRATIONS

The Company’s carrying amount of deposits with financial institutions was $544,710, and the bank balance was $283,495 all of which was covered by FDIC insurance at June 30, 2021.

For six months ended June 30, 2021 and 2020, approximately 18% and 20% of the Company’s revenues were derived from one customer, respectively.

NOTE 17 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

During the six months ended June 30, 2021 and 2020, the Company paid interest of $268,910 and $162,975, respectively. The Company paid no income taxes during the six months ended June 30, 2021 and 2020.

During the six months ended June 30, 2021, the Company converted $1,500,000 of long-term obligations to Class B Preferred Stock.

During the six months ended June 30, 2021, the Company recognized $135,850 of operating lease assets through the assumption of operating lease liabilities.

During the six months ended June 30, 2020, the Company converted accounts payable in the amount of $1,000,000 to a long-term obligation.

NOTE 18 – COMMITMENTS

Employment Agreement

The Company has an employment agreement with an executive. This written agreement requires annual base compensation of approximately $270,000 plus benefits. The initial term of the agreement ended November 27, 2020 and was extended until November 27, 2023, after which time the agreement will automatically renew each year unless terminated by either the Company or the employee.

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

NOTE 19 – RELATED-PARTY TRANSACTIONS

Management Agreement

In December 2018, the Company entered into a management agreement with a service provider related to a stockholder. The provider agrees to provide certain management, strategic and financial consulting services to the Company as long as the stockholder owns preferred shares equal to at least 13.33% of the voting stock of the Company. The agreement calls for monthly payments in the amount of $6,250. The Company paid $56,833 and $45,833 for these services for the six months ended June 30, 2021 and 2020, respectively.

Stockholder Note Receivable

The Company entered into a $131,713 note receivable to a stockholder. The note bears interest at 3% and is due upon demand and is unsecured. Interest earned totaled $1,976 for each of the six months ended June 30, 2021 and 2020. Interest receivable for the note was $5,869 at both June 30, 2021 and December 31, 2020. The balance of the stockholder note receivable was $131,713 at June 30, 2021.

Stockholder Notes Payable

The Company entered into a $500,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

The Company entered into a $950,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in December 2022. During the year ended December 31, 2018, the company converted $450,000 of the note payable to Class A preferred shares. The balance of the stockholder note payable was $118,410 and $371,200 at June 30, 2021 and December 31, 2020, respectively.

In conjunction with the note, the Company issued warrants. The warrants are exercisable for 236,208 shares of common stock at an exercise price of $0.86 per share. The warrants, which expire November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	1.26%
Expected dividend rate	N/A

HAMMITT, INC. NOTES TO FINANCIAL STATEMENTS

During the year ended December 31, 2018, the Company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 63,123 shares of common stock at an exercise price of $0.79 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	3.04%
Expected dividend rate	N/A

The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $1,224 and $1,395 during the six months ended June 30, 2021 and 2020, respectively.

Future maturities of the stockholder notes payable are as follows:

June 30,
2022	$-
2023	118,410
2024	500,000

Total	$618,410

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through November 1, 2021, the date the financial statements were available to be issued.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAMMITT, INC.

By	/s/ Andrew Forbes
Name:	Andrew Forbes
Title:	Chief Executive Officer
Date:	November 2, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Forbes
Andrew Forbes
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer Date: November 2, 2021

/s/ Anthony Drockton

Anthony Drockton, Chairman of the Board of Directors

Date: November 2, 2021

/s/ Kenneth Deemer

Kenneth Deemer, Director

Date: November 2, 2021